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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 3
Final Amendment)*

Network Equipment Technologies, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
641 208 10 3
(CUSIP Number)
East Peak Partners, L.P.
101 California Street, Suite 4050
San Francisco, CA 941115
(415) 675-3200
with a copy to:
Phillip Gordon
Perkins Coie LLP
131 S. Dearborn Street, Suite 1700
Chicago, IL 60603-5559
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 28, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: East Peak Partners, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	94-3238955

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

1	NAMES OF REPORTING PERSONS: JGE Capital Management, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	94-3236500

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	640 208 10 3

1	NAMES OF REPORTING PERSONS: Jeffrey G. Edwards

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF, 00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		61,750

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		61,750

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	61,750

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1. Security and Issuer.
          This Amendment No. 3 amends the original Schedule 13D filed with the Securities and Exchange Commission on July 27, 2004, as amended by Amendment No. 1 filed August 20, 2004 and Amendment No. 2 filed March 18, 2005. Unless otherwise stated herein, the original Schedule 13D, as amended, remain in full force and effect. Terms used herein and not defined shall have the meanings ascribed thereto in the original Schedule 13D, as amended.
          The class of securities to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”) of Network Equipment Technologies, Inc. (the “Issuer”), a Delaware corporation whose principal place of business and executive offices are located at 6900 Paseo Padre Parkway, Fremont, CA 94555.
Item 2. Identity and Background.
          Not amended.
Item 3. Source and Amount of Funds or Other Consideration.
          Not applicable.
Item 4. Purpose of Transaction.
          The Reporting Persons have disposed of the Shares reported herein in a block sale transaction and continue to hold the remaining shares reported herein for investment purposes. Consistent with such purposes, the Reporting Persons have had, and may have in the future, discussions with management of the Issuer and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Shares. The Reporting Persons expect that they will, from time to time, review their investment positions in the Issuer and may, depending on market and other conditions, increase or decrease their investment positions.
          Whether the Reporting Persons purchase any additional Shares or dispose of any Shares, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ individual continuing assessments of pertinent factors, including the availability of Shares for purchase at particular price levels, the Issuer’s and the Reporting Person’s businesses and prospects, other business investment opportunities available to the Reporting Persons, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of directors and management of the Issuer, the availability and nature of opportunities to dispose of the Reporting Persons’ interests in the Issuer and other plans and requirements of the Reporting Persons. Depending upon their individual assessments of these factors from time to time, the Reporting Persons may change their present intentions as stated above, including determining to acquire additional Shares (by means of open market or privately negotiated purchases) or to dispose of some or all of the Shares held by them or under their control.

          Except as stated above, none of the Reporting Persons has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.
Item 5. Interest in Securities of the Issuer.
          (a)      Percentage interest calculations for each of the Reporting Persons are based on the Issuer having 24,782,000 shares of Common Stock outstanding as of January 27, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 7, 2006.
          (b)      East Peak
          East Peak does not beneficially own any of the outstanding shares of Common Stock.
          JGE Capital
          JGE Capital does not beneficially own any of the outstanding shares of Common Stock.
          Mr. Edwards
          Mr. Edwards may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 61,750 Shares, which constitutes approximately .25% of the outstanding shares of Common Stock.
          (c)      On April 28, 2006 East Peak sold 2,700,000 Shares of Common Stock in a block sale transaction at a sales price of $3.05 per share.
          Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transaction in shares of the Common Stock in the last sixty days.
          (d)      Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by such Reporting Person.
          (e) April 28, 2006 is the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding shares of Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
          Not amended
Item 7. Material to be Filed as Exhibits.

Exhibit	Document Description
A	Agreement Pursuant to Rule 13d-1(k)(1)(iii) – previously filed

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATED: May 2, 2006
EAST PEAK PARTNERS, L.P.
By: JGE CAPITAL MANAGEMENT, LLC
Its: General Partner

By:	/s/ Jeffrey G. Edwards
Jeffrey G. Edwards
Its: Principal

JGE CAPITAL MANAGEMENT, LLC
By:	/s/ Jeffrey G. Edwards
Jeffrey G. Edwards
Its: Principal

/s/ Jeffrey G. Edwards
Jeffrey G. Edwards